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Rick Richman · 2nd

Founder & CEO at Firepie

San Francisco, California · 500+ connections · Contact info

Firepie

California State University, Northridge

About

Entrepreneur - Senior Level Business Development

Entrepreneur and dynamic senior sales and business development professional effective in rapidly identifying and generating new revenue in multiple industries and markets with an extensive background of success selling to Fortune 1000 companies. Comprehensive knowledge of evolving business models, SaaS & Cloud based service offerings, possessing a strong acumen in the mobility and restaurant hospitality space. Self-driven with highly analytical and creative problem solving skills. Proven record of accomplishment in startups, channel development, business development, account management, C-Level relationship development, sales management and HR recruiting, with a unique ability to bring rapid results in both startup and Fortune 100 environments. Always proactive with excellent interpersonal and communication skills.

Key Competencies

Account & Territory Management, Business Development, Channel Management, C-Level Executive Value Propositions, High-Level Contract Negotiations, Sales of Wireless and SaaS Enterprise Solutions, Sales & Sales Management B2B B2C, Strategic Account Planning, Operations, and Human Resources Management

Articles

1,967 followers

Why I Started Firepie

Rick Richman
Published on LinkedIn

I have always been obsessed with convenience. As a kid my mind would spin with ideas on how to make simple things work better. I would take my bicycle and my Tonka toys apart and try to modify them. It rarely worked. But occasionally it did. That made me happy. I was also a rebellious teenager but eventually got my act together to go to college. My plan was to go to law school. While in college I worked at California Pizza Kitchen now kn ...see more

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Experience

Founder & CEO
Firepie
Apr 2015 – Present · 4 yrs 11 mos

Simple, Fast, Amazing



Senior Relationship Development Manager
Oration
Dec 2014 – Apr 2015 · 5 mos
San Mateo



Sr Business Development Manager, Fortune 500 Global Accounts
T-Mobile
Feb 2013 – Oct 2014 · 1 yr 9 mos
San Francisco Bay Area



Account Manager Enterprise Wireless Mobility
Sprint BMG Enterprise Sales
Jan 2005 – Mar 2013 · 8 yrs 3 mos
San Francisco Bay Area

Wireless mobility consulting to enterprise companies

Sales Executive & Analyst
Spectrum Settlement Recovery
Jul 2005 – Nov 2005 · 5 mos

Show 5 more experiences ⌄

Education



California State University, Northridge

Skills & Endorsements

Business Development · 71

 Endorsed by **Wendy Werder and 3 others who are highly skilled at this**

Enterprise Software · 69

 Endorsed by **Manuj Aggarwal, who is highly skilled at this**

 Endorsed by **4 of Rick's colleagues at T-Mobile**

Telecommunications · 61

 Endorsed by **Bruce Paul and 3 others who are highly skilled at this**

Show more ⌄

